Exhibit (e)(16)

103 Montgomery Street, Suite 150 The Presidio of San Francisco San Francisco, CA 94129 O: 858.299.4699 ♦ F: 858.299.4204

November 21, 2023

Nima Farzan

c/o Kinnate Biopharma Inc.

103 Montgomery Street, Suite 150

The Presidio of San Francisco

San Francisco, CA 94129

Dear Nima:

We value your continued support of, and service to, Kinnate Biopharma Inc. (the “Company”). As you know, the Company is considering several transactions related to the business of the Company. In recognition of your continued commitment, we are pleased to inform you of the following actions approved by the Board of Directors of the Company (the “Board”). Any terms capitalized in this Letter will have the same defined meaning as set forth in your Change in Control and Severance Agreement with the Company (the “CIC Agreement”) or as set forth in Appendix A.

Transaction Bonus

If a (i) Change in Control or (ii) sale of material assets of the Company (as reasonably determined by the Board) that does not constitute a Change in Control (collectively, a “Transaction”) occurs and you satisfy the Payment Condition for such Transaction, you will be entitled to receive a bonus (a “Transaction Bonus”) representing your Specified Percentage of the applicable Transaction Bonus Pool (with each resulting payment subject to reduction pursuant to Section 3 of the attached Appendix A), under the terms and conditions set forth in this letter agreement and the attached Appendix A (together, this “Letter”).

If a Transaction occurs, but you do not satisfy the Payment Condition for such Transaction, then you will not be entitled to receive a Transaction Bonus in connection with such Transaction.

For the avoidance of doubt, it is understood that certain assets may be excluded from an ultimate Transaction constituting a Change in Control and may be sold prior to or following such Change in Control and you will continue to be eligible for a Transaction Bonus related to Transaction(s) occurring unrelated to a Change in Control so long as the Payment Condition is satisfied for the applicable Transaction(s).

The Board will have the power to determine in its reasonable discretion whether the Payment Condition for you to receive a Transaction Bonus in connection with a Transaction is satisfied. If the Board determines that such conditions have been satisfied:

A.

your Specified Percentage for such Transaction may be adjusted (up, and not down) along with the specified percentage for each other participant who is eligible to receive a payment or distribution from the Transaction Bonus Pool for such Transaction, as determined by the Board, such that the total of such adjusted percentages is equal to 100% (your Specified Percentage, as so adjusted, your “Adjusted Percentage”);

B.

the contents of the aggregate Transaction Bonus Pool for such Transaction for payment or distribution in connection with the applicable Closing will be determined by the Board prior to such Closing based on the Deal Proceeds in connection with such Closing;

C.

each Transaction Bonus will be paid or distributed to you in an amount equal to your Adjusted Percentage of the Transaction Bonus Pool for such Transaction, as sized in connection with the applicable Closing, less any applicable withholdings, in a lump sum as soon as practicable on or after the applicable Closing Date and no later than March 15 of the year following such Closing; and

D.

any portion of a Transaction Bonus that depends on the amount of Deal Proceeds received through Post-Closing Payments will be paid or distributed based on your Adjusted Percentage of the applicable Transaction Bonus Pool as of the applicable Closing Date.

Amendment to Change in Control Severance Agreement

In addition, the CIC Agreement is hereby amended to provide you with an expanded Change in Control protection period as follows:

The definition of “Change in Control Period” in Section 7(e) of the CIC Agreement is amended to read as follows:

(e) “Change in Control Period” means the period beginning on the date six (6) months prior to a Change in Control and ending on (and inclusive of) the date that is the one (1) year anniversary of a Change in Control.

Each of the references to “twelve (12) months” in Section 3(a)(ii) and “eighteen (18) months” in Section 3(b)(iii) of the CIC Agreement is hereby deleted in its entirety and replaced with “twenty-four (24) months.” Further, the reference to “the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”)” in Section 3(a)(ii) of the CIC Agreement is hereby deleted in its entirety and replaced with “the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state law (“COBRA”)”.

Finally, it is understood, that if for whatever reason, the Company or its successor is unable to provide for COBRA benefits during the period of your continuing coverage, then the Company or its successor will pay for medical coverage for you for such period.

Your employment with the Company continues to be “at-will” and this Letter does not guarantee or imply any right to your continued employment for any period whatsoever with the Company. The terms and conditions of this Letter reflect the entire agreement and understanding between you and the Company as to the subject matter herein and supersede all prior or contemporaneous agreements whether written or oral. This Letter will be governed by the laws of the State of California but without regard to the conflict of law provision. The invalidity or unenforceability of any provision of this Letter will not affect the validity or enforceability of any other provision of this Letter, which will remain in full force and effect. This Letter may be modified only in a signed written agreement between you and an authorized officer of the Company.

To indicate your acceptance of the terms of this Letter, please sign in the space indicated below.

Sincerely,

Kinnate Biopharma Inc.

By:	/s/ Mark Meltz
Mark Meltz, COO and General Counsel

Agreed to and accepted by:

/s/ Nima Farzan
Nima Farzan

11/22/2023
Date

APPENDIX A

1.	Definitions

(a) “Closing” means, with respect to a Transaction, the closing of a Transaction, as determined by the Board in its discretion.

(b) “Closing Date” means, with respect to a Transaction, the date of the Closing for that Transaction.

(c) “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific Section of the Code or regulation thereunder will include such Section or regulations, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

(d) “Deal Proceeds” means without duplication and without limitation, the greater of (i) any cash and any securities or other assets or property (valued at their fair market value) that are available for distribution to the equity holders of the Company in connection with such Transaction and (ii) the net cash available to the purchaser in such Transaction immediately prior to Closing (excluding any cash reserves agreed to by the parties in such Transaction), in each case as determined by the Board in its reasonable discretion.

For the avoidance of doubt, “Deal Proceeds” includes any contingent value rights that are available for distribution in connection with a Transaction. Further, in a stock Transaction where the equity holders of the Company are not receiving consideration, then the Deal Proceeds is five percent (5%) of the outstanding Company’s outstanding shares immediately prior to the Closing of the Transaction.

The fair market value of any securities or other assets or property available for distribution to the equity holders of the Company or received by the Company, as applicable, in connection with a Transaction will be determined on the same basis on which such securities or other assets or property were valued in such Transaction.

In each case, Deal Proceeds will be determined without regard to any reduction resulting from the funding of the Transaction Bonus Pool and the payment of bonuses therefrom.

(e) “Payment Condition” means, with respect to a Transaction, (i) your continuous service as an employee or independent contractor of the Company through the Closing Date for such Transaction; or (ii) your continuous service as an employee or independent contractor of the Company through the date that is six (6) months prior to the Closing Date for such Transaction, if, on or after such date, such service is terminated by the Company other than for Cause or by you due to Good Reason. For purposes of this clause (e), the terms “Cause” and “Good Reason” have the same defined meanings as set forth in the CIC Agreement except that they apply to both your employment with, or engagement as an independent contractor by, the Company.

(f) “Post-Closing Payments” means any amounts distributed to the equity holders of the Company or received by the Company, as applicable, after a Closing pursuant to any escrow, earn-out, contingent value right or other similar arrangement.

(g) “Section 409A” means Section 409A of the Code and the final regulations and any guidance promulgated thereunder.

(h) “Specified Percentage” means forty percent (40%) of the applicable Transaction Bonus Pool.

(i) “Transaction Bonus Pool” means an aggregate pool equal to five percent (5%) of the Deal Proceeds with respect to a Transaction.

(j) “Treasury Regulations” means the regulations under the Code. Reference to a specific Treasury Regulation Section thereunder will include such regulations and any comparable provision of any future legislation or regulation amending, supplementing or superseding such regulation.

2.   Section 409A. Each Transaction Bonus is intended to fall within the “short-term deferral” exemption from Section 409A under Section 1.409A-1(b)(4) of the Treasury Regulations or, if a Transaction Bonus fails to fall within such exemption, to comply with the requirements of Section 409A, so that such Transaction Bonus will not be subject to the additional tax imposed under Section 409A. It is understood that any Post-Closing Payments related to a Closing are highly speculative and are considered to be subject to a “substantial risk of forfeiture” until paid. Any ambiguities or ambiguous terms herein will be interpreted to be exempt from or so comply with the requirements of Section 409A. The Company cannot and has not guaranteed that the Internal Revenue Service (“IRS”) will determine that a Transaction Bonus is not deferred compensation within the meaning of Section 409A. If the IRS determines that a Transaction Bonus is deferred compensation that does not comply with Section 409A, you will be solely responsible for your costs related to such a determination, if any. You and the Company will work together in good faith to consider amendments to this Letter that are necessary or appropriate to avoid imposition of any additional tax or income recognition prior to the actual payment or distribution to you under Section 409A. Notwithstanding anything in this Letter to the contrary, the Company reserves the right, in its sole discretion and without your consent, to take such reasonable actions and make any amendments to this Letter as it deems necessary, advisable or desirable to comply with Section 409A or to otherwise avoid income recognition under Section 409A or imposition of any additional tax prior to the actual payment or distribution of any portion of a Transaction Bonus. In no event will the Company have any liability or obligation to reimburse, indemnify, or hold you (or any other person) harmless for any taxes or costs that may be imposed on or incurred by you (or any other person) as a result of Section 409A.

3. Withholding.

(a) Prior to the delivery of any cash or other property pursuant to a Transaction Bonus under this Letter, the Company will have the power and the right to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including your FICA obligation) required to be withheld with respect to such Transaction Bonus.

(b) The Board, in its sole discretion, may permit you to satisfy such tax withholding obligations, in whole or in part by such methods as the Board will determine, including, without limitation, (i) paying cash to the Company, (ii) electing to have the Company withhold from any cash otherwise payable under a Transaction Bonus, (iii) electing to have the Company withhold otherwise deliverable non-cash property (e.g., stock) having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Board may determine if such amount would not have adverse accounting consequences, as the Board determines in its sole discretion, (iv) delivering to the Company already-owned shares of Company securities having a fair market value equal to the statutory amount required to be withheld or such greater amount as the Board may determine, in each case, provided the delivery of such shares will not result in any adverse accounting consequences, as the Board determines in its sole discretion, (v) selling a sufficient portion of the non-cash property otherwise deliverable to you through such means as the Board may determine in its sole discretion (whether through a broker or otherwise) with a value equal to the amount required to be withheld, or (vi) any combination of the foregoing methods. The amount of the withholding requirement will be deemed to include any amount which the Board agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to you with respect to a Transaction Bonus on the date that the amount of tax to be withheld is to be determined. The fair market value of any non-cash property to be withheld or delivered will be determined based on the value of such property in connection with the applicable Transaction.